U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] Form 1O-KSB   [ ] Form 11-K   [X] Form 10-QSB   [ ] Form N-SAR
For Period Ended: June 30, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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 Part I - Registrant Information
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         Full Name of Registrant:              OVM INTERNATIONAL HOLDING CORP.
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         Former Name if Applicable:
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         Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road Central
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         Address of Principal Executive Office (Street and Number)

           Hong Kong
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         City, State and Zip Code

         Former Address:    West 516 Sprague Avenue, Spokane, Washington 99204
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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K/SB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34- 26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III -  Narrative
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State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N- SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

         The Form 10-QSB could not be filed within the prescribed time because additional time is required to complete consolidation of financial statements, currency translation and subsequent review by auditors.

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Part IV - Other Information
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         (1) Name and telephone number of person to contact in regard to this notification:

           Ching Lung Po                         (852)          2810-6226
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         (Name)                               (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                      [X] Yes                          [ ]No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                      [X] Yes                          [ ]No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         The Registrant anticipates that it will achieve net income for the six months ended June 30, 2001 of approximately $80,000, compared to a net loss of $(728,000) for the corresponding period of last year. The increase in net income is attributable to increased revenues, and an adjustment to minority interest in the 2001 period.


                         OVM INTERNATIONAL HOLDING CORP.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    August 14, 2001                           By: /s/ Ching Lung Po
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                                                      Ching Lung Po, President




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